UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: February 26, 2008	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature) J.C. Stefan Spicer, President & CEO

Exhibit List

Exh. No.                 Description

99.1                         First Quarter Report

99.2                         Certifications

2

EXHIBIT 99.1

Central Fund of Canada Limited

1st Quarter

INTERIM REPORT TO SHAREHOLDERS

for the three months ended January 31, 2008

The Role of Central Fund

To serve investors as "The Sound Monetary Fund".

To hold gold and silver bullion on a secure basis for the

convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions

The governing articles of Central Fund require that at least 75% of Central Fund’s non-cash assets be invested in gold and silver bullion. This cannot be changed without shareholder approval.

The stated investment policy of the Board of Directors requires Central Fund to maintain a minimum of 90% of its net assets in gold and silver bullion of which at least 85% must be in physical form. On January 31, 2008, 98.4% of Central Fund's net assets were invested in gold and silver bullion. Of this bullion, 99.3% was in physical form and 0.7% was in certificate form.

Central Fund's physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards

Central Fund’s bullion is stored on an allocated and fully segregated basis in the underground vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the major Canadian banks which insures its safekeeping.

The Bank may only release any portion of Central Fund’s physical bullion holdings upon receipt of an authorizing resolution of Central Fund's Board of Directors.

Additional insurance is carried by Central Fund on the physical gold and silver bullion holdings against destruction, disappearance or wrongful abstraction.

Bullion holdings and bank vault security are inspected twice annually by directors and/or officers of Central Fund. On every occasion, inspections are required to be performed in the presence of both Central Fund's external auditors and bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences

Central Fund's Class A shares are listed on the American Stock Exchange (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars). Making a gold and silver bullion investment through Central Fund is as easy as calling one's stockbroker or investment dealer.

The stock exchange listings provide readily quoted, liquid markets for the Class A shares of Central Fund. The bid/ask spread is considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

Unlike most other forms of bullion investment, there are no ownership costs paid directly by the investor. All expenses of handling, storage and insurance of bullion are paid by Central Fund. As well, there are no bullion assay charges to the shareholder upon the sale, redemption or liquidation of the Class A shares of Central Fund.

First Quarter Report

Central Fund is currently 98.4% invested in gold and silver bullion. At January 31, 2008 Central Fund’s gold holdings were 799,484 fine ounces of physical bullion and 5,685 fine ounces of gold bullion certificates for a total of 805,169 fine ounces. Silver holdings were 40,007,184 ounces of physical bullion and 245,572 ounces of silver bullion certificates for a total of 40,252,756 ounces. Central Fund continues to fulfill its mandate as “The Sound Monetary Fund”.

On behalf of the Board of Directors:

J.C. Stefan Spicer,
President

February 25, 2008

Management’s Discussion and Analysis (MD&A)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2007 Annual Report and the accompanying MD&A.

Throughout this discussion, all currency amounts are in United States dollars.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to our future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding our objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which we believe are reasonable as of the current date. While we believe these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2007 annual MD&A), that could cause results to differ materially from what we currently expect. Therefore, future events and results may vary significantly from what we currently foresee.

Disclosure Controls and Procedures

Senior executive officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the three months ended January 31, 2008.

Outstanding Shares

There were 125,134,532 Class A retractable shares and 40,000 Common shares issued and outstanding at January 31, 2008.

Administrator, Administrative and Consulting Fees

Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly (see note 6 to the financial statements).

Results of Operations – Change in Net Assets

Net assets increased by $204.1 million in the first quarter essentially due to the unrealized appreciation of holdings during the quarter.

The following table summarizes the quarterly financial information:

		Quarter ended (U.S.$)
	Jan. 31, 2008	Oct. 31, 2007	July 31, 2007	Apr. 30, 2007
Unrealized appreciation (depreciation) of holdings (in millions)	$205.1	$152.2	$(29.3)	$24.6
Net income (loss) (in millions)	$204.1	$151.4	$(30.1)	$23.7
Net income (loss) per Class A share	$1.63	$1.33	$(0.27)	$0.21
Total Net Assets (in millions)	$1,441.7	$1,237.5	$980.7	$1,010.8
	Jan. 31, 2007	Oct.31, 2006	July 31, 2006	Apr. 30, 2006
Unrealized appreciation depreciation) of holdings (in millions)	$74.0	$2.0	$(42.9)	$129.1
Net income (loss) (in millions)	$73.2	$1.2	$(43.2)	$128.0
Net income (loss) per Class A share	$0.67	$0.01	$(0.45)	$1.35
Total Net Assets (in millions)	$987.1	$836.3	$778.4	$821.6

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a miniscule percentage of its net assets. However, the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18 requires Central Fund to record unrealized appreciation (depreciation) of holdings in income.

Net income (inclusive of unrealized appreciation of holdings) for the three months ended January 31, 2008 was $204.1 million compared to $73.2 million for the same period in 2007. Virtually all of the net income for the three month period was due to unrealized appreciation of holdings. Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued. Safekeeping fees and bullion insurance costs increased, reflecting the higher prices of gold and silver bullion. Administration fees increased to $760,954 from $612,328 for the three months based on the increased assets under administration.

Expenses as a percentage of average month-end net assets for the three-month period ended January 31, 2008 were 0.10%, compared to 0.11% for the same three-month period in 2007. For the twelve months ended January 31, 2008, the expense ratio was 0.42% compared to 0.45% for the prior twelve-month period.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s objective is to hold cash reserves that generate some income primarily to be applied to pay expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the three months ended January 31, 2008, Central Fund’s cash reserves decreased by $2,208,287 to $25,322,586. This decrease was a result of amounts used to pay expenses and the Class A share dividend. The Administrator and senior officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Forward–looking Observations

Changes in the market prices of gold and silver impact the net asset values of Central Fund and its shares. Assuming as a constant exchange rate the rate which existed on January 31, 2008 of Cdn. $1.0022 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.59 per share or Cdn. $0.60 per share. A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.54 per share or Cdn. $0.54 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $1.13 per share or Cdn. $1.14 per share.

Additional Information

This MD&A is dated February 25, 2008. Additional information relating to the Company, including its Annual Information Form and 2007 Annual Report, is available on the SEDAR website at www.sedar.com.

Statement of Net Assets

(expressed in U.S. dollars, unaudited)

	January 31	October 31
	2008	2007
Net assets:
Gold bullion, at market, average cost $370,416,530 (2007: $370,416,530) (Note 2)	$ 743,372,608	635,681,207
Silver bullion, at market, average cost $336,022,132 (2007: $336,022,132) (Note 2)	673,831,137	576,419,467
Cash	1,322,586	2,330,873
Interest-bearing cash deposits (Note 3)	24,000,000	25,200,000
Prepaid insurance, interest receivable and other	80,312	202,060
	1,442,606,643	1,239,833,607
Accrued liabilities	(952,154)	(1,063,139)
Dividends payable	-	(1,251,345)
Net assets representing shareholders’ equity	$ 1,441,654,489	1,237,519,123
Represented by:
Capital stock (Note 4) Class A shares issued: 125,134,532 (2007: 125,134,532)	$ 721,106,322	721,079,758
Common shares issued: 40,000	19,458	19,458
	721,125,780	721,099,216
Contributed surplus (Note 5)	9,774,048	10,762,435
Retained earnings inclusive of unrealized appreciation of holdings	710,754,661	505,657,472
	$ 1,441,654,489	1,237,519,123

Net asset value per share:
Class A shares	$ 11.52	9.89
Common shares	$ 8.52	6.89
Exchange rate: U.S. $1.00 = Cdn.	$ 1.0022	0.9499

Net asset value per share expressed in Canadian dollars:
Class A shares	$ 11.54	9.39
Common shares	$ 8.54	6.54

See accompanying notes to financial statements.

On behalf of the Board:

“Douglas E. Heagle”“Philip M. Spicer”
Director                   Director

Statement of Changes in Net Assets

(expressed in U.S. dollars, unaudited)

Three months ended January 31
	2008	2007
Net assets at beginning of period	$ 1,237,519,123	836,328,606
Add (deduct): Net income	204,108,802	73,245,402
Increase in Class A capital	26,564	77,493,344
Increase in net assets during the period	204,135,366	150,738,746
Net assets at end of period	$ 1,441,654,489	1,441,654,489

Statement of Income

(expressed in U.S. dollars, unaudited)

Three months ended January 31
	2008	2007
Income:
Interest	$ 312,955	258,368
Unrealized appreciation of holdings	205,097,189	74,010,542
	205,410,144	74,268,910
Expenses:
Administration fees (Note 6)	760,954	612,521
Safekeeping, insurance & bank charges	355,514	267,159
Shareholder information	48,258	45,127
Legal fees (Note 6)	42,793	21,704
Directors’ fees and expenses	33,097	35,430
Stock exchange fees (Note 7)	28,484	9,242
Accounting fees	18,166	17,000
Registrar and transfer agent fees	13,780	15,004
Miscellaneous	296	321
Total expenses	1,301,342	1,023,508
Net income inclusive of unrealized appreciation of holdings	$ 204,108,802	73,245,402
Net income per share:
Class A shares	$ 1.63	0.67
Common shares	$ 1.63	0.67

See accompanying notes to the financial statements.

Statement of Retained Earnings

(expressed in U.S. dollars, unaudited)

Three months ended January 31
	2008	2007
Retained earnings: Balance at beginning of period	$ 505,657,472	284,167,904
Net income	204,108,802	73,245,402
	709,766,274	709,766,274
Transferred from contributed surplus (Note 5)	988,387	765,140
Balance at end of period	$ 710,754,661	710,754,661

See accompanying notes to the financial statements.

Notes to Financial Statements

For the three months ended January 31, 2008

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of accounting policies:

The accounting policies applied in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2007 audited annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

For fiscal 2008, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). Under FIN 48, the Company may recognize the tax benefit or liability from a tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company does not expect that the adoption of FIN 48 will have any impact on its tax position.

2.	Gold and Silver Bullion:

Details of gold and silver bullion holdings at January 31, 2008, are as follows:

Holdings	Gold		Silver
100 & 400 fine oz bars Certificates Total fine ounces	799,484 5,685 805,169	1,000 oz bars Certificates Total ounces	40,007,184 245,572 40,252,756
Market Value:	Per Fine Ounce	Per Ounce
January 31, 2008 October 31, 2007	U.S. $ 923.25 U.S. $ 789.50	U.S. $ 16.74 U.S. $ 14.32

3.	Interest-bearing cash deposits:

As at January 31, 2008, the Company held three U.S. dollar fixed deposits: $7,000,000 at a rate of 3.79% with a maturity date of February 29, 2008; $7,000,000 at a rate of 2.66% with a maturity date of April 30, 2008; and $10,000,000 at a rate of 2.66% with a maturity date of April 30, 2008.

4.	Capital stock:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.

There were 125,134,532 Class A shares, which are retractable, and 40,000 Common shares issued and outstanding at January 31, 2008.

On September 19, 2007, the Company, through a public offering, issued 11,840,000 Class A shares for proceeds of $107,298,816 net of underwriting fees of $4,470,784. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $106,698,816. The Company used the net proceeds from this public offering to purchase 72,453 fine ounces of gold at a cost of $51,792,317 and 3,622,702 ounces of silver at a cost of $46,850,239, both in physical bar form. The balance of $8,056,260 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On December 8, 2006, the Company, through a public offering, issued 8,640,000 Class A shares for proceeds of $77,967,360 net of underwriting fees of $3,248,640. Costs relating to this public offering were $573,436 and net proceeds were $77,393,924. The Company used the net proceeds from this public offering to purchase 52,690 fine ounces of gold at a cost of $33,932,360 and 2,634,540 ounces of silver at a cost of $36,817,696, both in physical bar form. The balance of $6,643,868 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On August 3, 2006, the Company, through a public offering, issued 7,150,000 Class A shares for proceeds of $58,344,000 net of underwriting fees of $2,431,000. Costs relating to this public offering were $559,473 and net proceeds were $57,784,527. The Company used the net proceeds from this public offering to purchase 42,960 fine ounces of gold at a cost of $27,395,623 and 2,148,000 ounces of silver at a cost of $24,549,000, primarily in physical bar form. The balance of $5,839,904 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On April 27, 2006, the Company, through a public offering, issued 3,208,212 Class A shares for proceeds of $26,948,981 net of underwriting fees of $1,122,874. Costs relating to this public offering were $374,016 and net proceeds were $26,574,965. The Company used the net proceeds from this public offering to purchase 17,475 fine ounces of gold at a cost of $10,462,625 and 873,800 ounces of silver at a cost of $11,215,730, both in physical bar form. The balance of $4,896,610 was retained by the Company in interest-bearing cash deposits for working capital purposes.

5.	Contributed Surplus and Retained Earnings:

Contributed surplus is used to eliminate any deficit that may arise from net losses before unrealized appreciation of holdings and on the payment of the Class A shares’ stated dividend per share. Accordingly, on January 31, 2008, $988,387 (2007: $765,140) was transferred from contributed surplus, representing the net loss before unrealized appreciation of holdings for the three months then ended. These quarterly adjustments do not affect the net asset value of the Company.

6.	Related party transactions and fees:

Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, at an annual rate for at least until October 31, 2015 of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Of the $952,154 (2007: $1,063,139) balance in accrued liabilities at January 31, 2008, $267,953 (2007: $243,435) relates to the January administration fee payable to the Administrator.

For the three months ended January 31, 2008, the Company incurred fees totaling $39,950 (2007: $21,704) to legal firms of which two of the Company’s directors are partners, and $760,954 (2007: $612,521) to the Administrator, the Central Group Alberta Ltd. The Board is of the opinion that these services were undertaken under the same terms and conditions as services with unrelated parties.

7.	Stock exchange fees:

Stock exchange fees of $28,484 for the three months ended January 31, 2008 consist of Toronto Stock Exchange fees of $20,984 and American Stock Exchange fees of $7,500. These amounts represent approximately 3 months of the 12 month annual fee for the Toronto Stock Exchange and for the American Stock Exchange. The amount of $9,242 for the same period in 2007 represents only one month of the total 2007 annual fees for the Toronto Stock Exchange and the American Stock Exchange.

8.	Financial Highlights:
		Three months ended January 31
		2008	2007
	Class A per share performance:
	Net asset value per share at beginning of period	$9.89	7.99
	Net loss before unrealized appreciation of holdings	(0.01)	(0.01)
	Unrealized appreciation of holdings - gold	0.86	0.32
	Unrealized appreciation of holdings - silver	0.78	0.41
	Total increase	1.63	0.72
	Net asset value per share at end of period	$11.52	8.71
	Total return (1)	16.5%	9.0%
	Percentages and supplemental data:
	Ratio as a percentage of average net assets:
	Expenses (1)	0.10%	0.11%
	Net loss before unrealized appreciation of holdings (1)	(0.07)%	(0.08)%

(1)Ratios not annualized

9.	Canadian and United States generally accepted accounting principles:

There are no differences between United States and Canadian generally accepted accounting principles which would require reconciliation in the financial statements of Central Fund.

Corporate Information

Directors

John S. Elder, Q.C. (C)

Douglas E. Heagle (A)(C)(I)(L)

Ian M.T. McAvity (E)(I)

Michael A. Parente CMA, CFP (A)(I)

Robert R. Sale (A)(C)(I)

Dale R. Spackman, Q.C. (E)

J.C. Stefan Spicer (E)

Philip M. Spicer (E)

Malcolm A. Taschereau (A)(C)(I)

Officers

Philip M. Spicer, Chairman

Dale R. Spackman, Q.C., Vice-Chairman

J.C. Stefan Spicer, President & CEO

John S. Elder, Q.C., Secretary

Catherine A. Spackman CMA, Treasurer

Teresa E. Poper, Assistant Treasurer

(A) (C) (E) (I) (L)

- Member of Audit Committee

- Member of Corporate Governance Committee

- Member of Executive Committee

- May be regarded as an independent director under Canadian securities administrators’ guidelines.

- Lead Director

Administrator The Central Group Alberta Ltd. Calgary, Alberta	Auditors Ernst & Young LLP Canada
Banker Canadian Imperial Bank of Commerce	Custodian Canadian Imperial Bank of Commerce
Legal Counsel Dorsey & Whitney LLP, Toronto Fraser Milner Casgrain LLP, Toronto Parlee McLaws LLP, Calgary	Registrar and Transfer Agents CIBC Mellon Trust Company, Calgary, Montreal, Toronto and Vancouver Mellon Investor Services LLC, New York
Head Office Hallmark Estates Suite 805, 1323-15th Avenue S.W. Calgary, Alberta T3C 0X8 Telephone (403) 228-5861 Fax (403) 228-2222	Shareholder and Investor Inquiries Administrator, P.O. Box 7319 Ancaster, Ontario L9G 3N6 Telephone (905) 648-7878 Fax (905) 648-4196
Website: www.centralfund.com E-mail: info@centralfund.commailto:sspicer@nas.net

Central Fund of Canada Limited

Net Asset Summary
at
January 31, 2008

Cash & Other
1.6%
Gold
51.6%
Silver Bullion
40,252,756 oz.
Gold Bullion
805,169 fine oz.
Silver
46.8%
Ratio: 1 fine oz. Gold/50 oz. Silver

Class A Shares Stock Exchange Listings

	Electronic Ticker Symbols	*Newspaper Quote Symbols*
American Stock Exchange	CEF	CFCda
The Toronto Stock Exchange	CEF.A	CFund A

Net Asset Value Information

The net asset value per Class A share is calculated daily and is available at www.centralfund.com; or by calling the Administrator's Investor Inquiries office at (905) 648-7878; or by sending an email to info@centralfund.com. The Thursday net asset value is published on a regular basis in several financial newspapers including the following:

In the United States (figures published in U.S. $):

- *Barrons*
- *New York Times*
- *Wall Street Journal*

In Canada (figures published in Canadian $):

- *National Post: Financial Post Section*
- *The Globe and Mail: Report on Business*

Exhibit 99.2

Form 52-109F2 – Certification of Interim Filings

I, Catherine Spackman, Chief Financial Officer of Central Fund of Canada Limited certify that:

1.         I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Central Fund of Canada Limited (the issuer) for the interim period ending January 31, 2008;

2.         Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.         Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.         The issuer’ other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial report, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.         I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATED:	February 26, 2008

/s/ Catherine Spackman
___________________________

Name:	Catherine Spackman
Title:	Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings

I, J.C. Stefan Spicer, Chief Executive Officer of Central Fund of Canada Limited certify that:

1.         I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Central Fund of Canada Limited (the issuer) for the interim period ending January 31, 2008;

2.         Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.         Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.         The issuer’ other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial report, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.         I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATED:	February 26, 2008

/s/ J.C. Stefan Spicer
____________________________

Name:	J.C. Stefan Spicer
Title:	Chief Executive Officer